UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

JDS UNIPHASE CORPORATION

(Exact Name of Registrant as Specified in Charter)

Delaware	0-22874	94-2579683
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification Number)

430 North McCarthy Boulevard, Milpitas, California	95035
(Address of Principal Executive Offices)	(Zip Code)

Rex Jackson, Chief Financial Officer

408-546-5000

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01. Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Information required by this Item is incorporated by reference to the Conflict Minerals Report attached hereto as Exhibit 1.02.

A copy of this Form SD, including the JDS Uniphase Corporation Conflict Minerals Report, is publicly available at www.jdsu.com/investors.

Item 1.02. Exhibit

Section 2 – Exhibits

Item 2.01. Exhibits

Exhibit No. Description

The following exhibit is filed as part of this report:

Exhibit 1.02	Conflict Minerals Report of JDS Uniphase Corporation as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

JDS UNIPHASE CORPORATION (Registrant)

/s/ REX S. JACKSON
By: Rex S. Jackson
Executive Vice President and Chief Financial Officer

Date: May 28, 2014

3